SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PRESS RELEASE

CSN to Restate its US GAAP Consolidated Financial Statements to Correct for Foreign Exchange Translations Affecting the Accounting of CSN's Non-Brazilian Subsidiaries; Effect on Reported US GAAP Consolidated Net Income in the 2000-04 Period will be Positive in Some Years and Negative in Others, and will produce a US$9 million Increase in Retained Earnings at December 31, 2004

CSN will amend its Annual Report on Form 20-F for the year ended December 31, 2004, including a restatement of its US GAAP consolidated financial statements contained therein , in order to clarify and correct certain accounting-based items. While the effect of the restatement on the Company's Net Income reported in US GAAP will be positive in some of these years and negative in others, the net effect of the correction will increase the Company's Retained Earnings at December 31, 2004 by $9 million.

The need to restate its financial statements results from the manner in which the Company had been converting the financial statements of its non-Brazilian subsidiaries, from US dollars to Reais. As previously reported, due to an oversight in the use of an internally created software application, the Company had not been reflecting the effect of foreign currency exchange variations in its consolidated results of operations. The restated financial will now reflect these foreign exchange variations.

The impact of this correction affects the non-operating income line on the Company's consolidated statement of income entitled "Foreign exchange and monetary gain (loss), net" in each of the relevant years. It has no effect on the Company's Operating Revenues, Gross Profit, Operating Income or Net Worth. Further, it does not affect the Company's Brazilian GAAP financial statements , and thus there is no effect on the Company's taxes or dividends in the relevant years.

The effect of the restatement on the Company's Net Income as reported under US GAAP is negative in certain years and positive in others depending on the rate of depreciation or appreciation of the Real against the US dollar during the relevant period. In periods when the Real appreciated against the US dollar, the effect of the restatement on Net Income is negative (US$32 million in 2000, US$101 million in 2003 and US$96 million in 2004). In periods when the Real depreciated against the US dollar, the effect of the restatement on Net Income is positive (US$42 million in 2001 and US$196 million in 2002).

Rio de Janeiro, January 19th 2006
Companhia Siderúrgica Nacional

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2006

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.